UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

FNCB Bancorp, Inc.

(Name of Issuer)

Common Stock, $1.25 Par Value

(Title of Class of Securities)

302578 109

(CUSIP Number)

400 Mill Street
Dunmore, PA 18512
Attention: Louis A. DeNaples and Dominick L. DeNaples

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302578 109	Page 1 of 5 Pages

1	NAME OF REPORTING PERSON Louis A. DeNaples
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 302578 109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Dominick L. DeNaples
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 302578 109	Page 3 of 5 Pages

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the prior statement on Schedule 13D (as amended, the “Statement”) as filed by Louis A. DeNaples and Dominick L. DeNaples (the “Reporting Persons”) related to the common stock, par value $1.25 per share (the “Common Stock”), of FNCB Bancorp, Inc. (previously known as First National Community Bancorp, Inc.) (the “Issuer”). This Statement has been previously amended by Amendment No. 1 to Schedule 13D filed on August 22, 2007, Amendment No. 2 to Schedule 13D filed on October 3, 2012 and Amendment No. 3 to Schedule 13D filed on October 30, 2023. In the event that any disclosure contained in this Amendment No. 4 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 4.

Item 1. Security and the Issuer

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 4.

Item 2. Identity and Background

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 4.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

This Amendment No. 4 hereby supplements the disclosure in Item 4 of the Statement by adding the following:

On July 1, 2024, the shares of Common Stock previously reported as owned by the Reporting Persons hereunder were disposed of pursuant to the previously announced Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 27, 2023, by and between Peoples Financial Services Corp. (“Peoples”) and FNCB Bancorp, Inc. (“FNCB”). Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of common stock, $1.25 par value, of FNCB was converted into the right to receive 0.1460 shares of common stock, $2.00 par value, of Peoples and cash in lieu of fractional shares, and the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting paragraphs (a), (b), (c) and (e) thereof and inserting the following:

(a) As of the date of this Amendment No. 4, none of the persons named in Item 2 of this Statement beneficially owned any shares of the Issuer.

(b) As of the date of this Amendment No. 4, none of the persons named in Item 2 of this Statement beneficially owned any shares of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) As of the date of this Amendment No. 4, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock outstanding.

CUSIP No. 302578 109	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in response to Item 4 is incorporated by reference herein.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of October 20, 2023

CUSIP No. 302578 109	Page 5 of 5 Pages

Dated: July 1, 2024	By:	/s/ Louis A. DeNaples
Name: Louis A. DeNaples

Dated: July 1, 2024	By:	/s/ Dominick L. DeNaples
Name: Dominick L. DeNaples